Exhibit 99.1

DENNIS F. DUNNE

55 Hudson Yards | New York, NY 10001-2163

T: 1.212.530.5770

ddunne@milbank.com | milbank.com

November 16, 2020

BY EMAIL

Andrew Dietderich

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10014

Re:	In re: Garrett Motion Inc., et al., No. 20-12212 (MEW) (Bankr. S.D.N.Y.)

Dear Andy:

We write on behalf of Centerbridge Partners, L.P. (“Centerbridge”) and Oaktree Capital Management, L.P. (“Oaktree”), Honeywell International Inc. (“Honeywell”), and certain clients of Jones Day (collectively with Centerbridge, Oaktree, and Honeywell, the “Plan Sponsors”).

While we appreciate meeting with management and the interactions among the advisors, the Debtors’ formal response on November 13th yet again asks the Plan Sponsors to tear up their current plan proposal (including the agreements with Honeywell) (the “Plan Proposal”)—which has the support of the vast majority of the Debtors’ stakeholders—and start over. As we have indicated, we are not willing, nor do we believe it would be productive, to abandon the substantial progress that the Debtors’ stakeholders have made in order to simply start from scratch.

It also is unclear to the Plan Sponsors how exactly the Debtors are valuing the mid-point of the expected cash value to common stockholders under the KPS bid, unless the directors of the ASASCO and GMI subsidiaries have agreed to settle the complex allocation issues that uniquely pervade the structure of the KPS bid. We have not been apprised of any such settlement to date. Nonetheless, the Plan Sponsors desire to be responsive to your November 13th materials and hope that doing so will jumpstart a productive dialogue with you regarding the Plan Proposal.

Garrett Motion Inc. November 16, 2020	Page 2

In particular, your email and conversations indicated a few “key issues” for the Plan Sponsors to address, which we in turn do so below. If it would obtain the Debtors’ support, the Plan Sponsors would change the Plan Proposal as follows:1

•	Reduce the dividend rate on the Series A Preferred Stock from 12% to 11%.

•	Reaffirm that reorganized Garrett Motion Inc. (“GMI”) can pay the dividend in cash or in kind at its election. The ability to PIK is unlimited and unequivocal.

•

Clarify that the disinterested directors (with the benefit of management’s input) will decide whether to pay dividends in cash or PIK; provided that dividends will automatically PIK if the reorganized Debtors’ LTM adjusted EBITDA on a consolidated basis falls below $425 million.

•

Modify the Series A Preferred Stock so that any dividends paid in kind would NOT be convertible into the common stock of reorganized GMI. We believe this is a material economic modification, which should address any dilution concerns caused by the PIK.

•	Modify the Series A Preferred Stock so that it is redeemable following the sixth anniversary of the issuance date at par plus all accrued and unpaid dividends.

We believe the improvements to the terms of the Plan Proposal should address the Debtors’ concerns about cash cost and the pricing of the new money equity investment.

Although it has always been the case, it is even more apparent now that the terms of the Series A Preferred Stock are fair, reasonable, and highly competitive for equity investments of this nature. And, we believe that a comparison of the appropriate benchmarks and comps reinforces that view. These changes hopefully also reaffirm, as we have stated on multiple occasions, that the Plan Sponsors’ desire and expectation is for the GMI common stock to trade incredibly well as the performance of those shares will ultimately determine the return on our investment.

The Debtors have also indicated a few other reservations, which we address below.

•

Non-disclosure Agreements. Centerbridge and Oaktree have signed non- disclosure agreements with the Debtors to obtain access to confidential information and shepherd the diligence process with the banks that are expected to provide debt financing. To date, they have not identified anything in the data room that would change our perspective on the benefits of our Plan Proposal over any of the alternatives, but please point Centerbridge and Oaktree to any documents that would suggest otherwise and they would be happy to review.

[1]	Honeywell has not seen a copy of your November 13th formal response, but is willing to agree to these modifications without having seen your response.

Garrett Motion Inc. November 16, 2020	Page 3

•

Debt Commitments. The Plan Sponsors are engaging with numerous banks, which have made significant progress in conducting due diligence and have provided positive feedback, including with respect to pricing and credit ratings. We do not expect the new funded debt to have any financial maintenance covenants, which would result in greater flexibility than the Debtors’ existing senior credit facility currently provides. The banks are well underway to being able to provide firm financing commitments in support of the Plan Proposal next week.

•

Honeywell. Under the Plan Proposal, Honeywell has agreed to treatment which turns its contractual unsecured claim into preferred stock, fixes the dividend (which can be deferred if EBITDA declines), and allows for reorganized GMI to redeem the preferred stock. The Plan Sponsors and the majority of the stakeholders believe that this is a better result than protracted and uncertain litigation.

•

Board Composition. In your November 13th materials, you indicate that the majority of the directors should be independent, rather than employees of any investor. In that regard, Centerbridge and Oaktree intend to each nominate no more than one employee to the Board of Directors of reorganized GMI. Centerbridge and Oaktree will select their remaining nominees from outside of their firms and identify candidates who will bring world-class automotive industry experience to the new Board.

•

Stockholders. We believe it is important to reiterate a significant difference between the Plan Proposal and the KPS bid. The Plan Proposal continues to provide for the Debtors’ common stockholders to retain their equity interests and the Debtors’ emergence as a public company, giving all common stockholders the opportunity to share in the upside of a deleveraged enterprise. This alone makes the Plan Proposal superior to the KPS bid, which would extinguish the interests of common stockholders and subject their recoveries to litigation and a highly uncertain payment waterfall. The Plan Proposal additionally provides all common stockholders with subscription rights to participate in a rights offering of up to $100 million of the Series A Preferred Stock. Although we believe that our existing structure is by far more favorable to common stockholders, we remain ready and willing to engage on this point with appropriate parties.

•

Process. From a process perspective, the Plan Sponsors are, and always have been, eager to engage with the Debtors in a productive dialogue regarding the Plan Proposal. In that regard, please share this letter with the Board of Directors of GMI.

Garrett Motion Inc. November 16, 2020	Page 4

The Plan Sponsors firmly believe that the Plan Proposal provides the more expeditious and value-maximizing path to emergence from chapter 11. That is a view shared by substantial majorities of the Debtors’ key constituencies. At its essence, the Plan Proposal pays off all creditors in full (other than Honeywell, who has agreed to their treatment under the Plan Proposal), resolves all Honeywell litigation, reinstates the equity in full, and provides for an approximately $1.1 billion equity investment. The Debtors will emerge expeditiously, deleveraged, litigation free, and well capitalized. The Debtors’ current path, on the other hand, requires significant litigation and an unnecessary and value-destructive liquidation of the Debtors, which is supported by no stakeholder class (other than senior lenders who have agreed to accept the treatment provided to them under either the KPS bid or the Plan Proposal).

In that regard, and in light of the clear benefits and the level of stakeholder support, we urge the Board to endorse the Plan Proposal. We look forward to hearing from you.

Sincerely,

/s/ Dennis F. Dunne	/s/ Nicole L. Greenblatt	/s/ Bruce Bennett
Dennis F. Dunne	Nicole L. Greenblatt, P.C.	Bruce Bennett
Milbank LLP	Kirkland & Ellis LLP	Jones Day